UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- Not Applicable                        .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED ___________________
(Registrant)

Date: December 3, 2020	By /s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Senior Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated December 3, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) informing update.

Exhibit I

December 3, 2020

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Update.

We wish to inform you that the Reserve Bank of India (RBI) has issued an Order dated December 02, 2020 (“Order”) to HDFC Bank Limited (the “Bank”) with regard to certain incidents of outages in the internet banking/ mobile banking/ payment utilities of the Bank over the past 2 years, including the recent outages in the Bank’s internet banking and payment system on November 21, 2020 due to a power failure in the primary data centre. The RBI vide said Order has advised the Bank to temporarily stop i) all launches of the Digital Business generating activities planned under its program - Digital 2.0 (to be launched) and other proposed business generating IT applications and (ii) sourcing of new credit card customers. In addition, the Order states that the Bank’s Board examines the lapses and fixes accountability.

The above measures shall be considered for lifting upon satisfactory compliance with the major critical observations as identified by the RBI.

The Bank over the last two years has taken several measures to fortify its IT systems and will continue to work swiftly to close out the balance and would continue to engage with the Regulator in this regard.

The Bank has always endeavored to provide seamless digital banking services to its customers. The Bank has been taking conscious, concrete steps to remedy the recent outages on its digital banking channels and assures its customers that it expects the current supervisory actions will have no impact on its existing credit cards, digital banking channels and existing operations. The Bank believes that these measures will not materially impact its overall business.

This is for your information and appropriate dissemination.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Statements in this letter which contain words or phrases such as “will,” “believe,” “expect,” “should,” and similar expressions or variations of these expressions are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to comply with the observations and vulnerabilities as identified by RBI, the timing of RBI’s determination that we have complied with those observations and vulnerabilities, the timing of RBI’s lifting of the temporary measures and the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to.